Exhibit 2.1
AMENDMENT NO. 1 TO
AGREEMENT AND PLAN OF MERGER
     This Amendment No. 1 to Agreement and Plan of Merger (the “Amendment”) is made and entered into as of March 1, 2008 by and among Rock-Tenn Company, a Georgia corporation (“Buyer”), Carrier Merger Sub, Inc., a Delaware corporation and direct wholly-owned Subsidiary of Buyer (“Merger Sub”), Southern Container Corp., a Delaware corporation (the “Company”), the Stockholders holding all of the issued and outstanding Company Common Stock and listed on Schedule A to the Original Merger Agreement (as defined below) (together the “Stockholders”), Steven Hill, a resident of the State of New York (“Hill”), and the Stockholders’ Representative (as defined in the Original Merger Agreement (as defined below)).
RECITALS
     WHEREAS, the parties hereto previously entered into that certain Agreement and Plan of Merger, dated as of January 10, 2008 (the “Original Merger Agreement”); and
     WHEREAS, the parties to the Original Merger Agreement deem it advisable and to be in their respective best interests to amend the Original Merger Agreement in the manner contemplated hereby.
     NOW, THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:
1. Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Original Merger Agreement. The following definitions shall be inserted as defined terms in alphabetical order in the “Definitions” section of the Original Merger Agreement and shall supersede definitions of the same terms in the Original Merger Agreement:
     “Agreement” means this Agreement and Plan of Merger dated as of January 10, 2008, as amended by that certain Amendment No. 1 to Agreement and Plan of Merger dated as of March 1, 2008.
     “ESU Escrow Agreement” means an “Escrow Agreement” as defined in any Earnings Share Units Agreement or any other escrow agreement to be entered into pursuant to an Earnings Share Units Agreement in connection with the transactions contemplated hereby, including, without limitation, the Porter Escrow Agreement.
     “Porter Escrow Agreement” means an escrow or irrevocable trust agreement to be entered into between James B. Porter III, the Company and the

Porter Escrow Agent, which shall provide that the Porter Escrow Agent shall pay the Porter Executive Share (as increased by earnings thereon and decreased by losses thereon) to James B. Porter III on the first anniversary of the Closing Date (or, if earlier, within thirty (30) days following James B. Porter III’s (a) death, (b) permanent disability, or (c) termination of employment by the Company or its affiliates for any reason other than “Gross Cause” as defined in the Porter Employment Agreement); provided, however, that the Porter Executive Share shall not be paid to James B. Porter III if, prior to the first anniversary of the Closing Date, James B. Porter III’s employment is terminated by the Company for Gross Cause or due to his voluntary resignation. The Porter Make-Whole Payment and a portion of the ESU Account of James B. Porter III (such portion to be designated by James B. Porter III) shall also be held by the Porter Escrow Agent, and such amounts shall be increased by earnings and decreased by losses in accordance with the terms of the Porter Escrow Agreement.
     “Proportionate Interest” means each CSE Holder’s proportionate interest in, or liability for, an applicable amount expressed as a percentage as set forth next to such CSE Holder’s name on Schedule D hereto.
     “Sinking Fund Cash” means (i) the amount of Cash and Cash Equivalents held in the Bond Fund maintained by the Trustee pursuant to the Indenture of Trust governing the 1998 Series of the SPLLC Notes and in the Revenue Fund, the Interest Fund and the Bond Sinking Fund maintained by the Trustee pursuant to the Indenture and Supplemental Indentures governing the 2000A, 2001 and 2002 Series of the SPLLC Notes and (ii) 50% of the amount of Cash and Cash Equivalents held in the Sinking Fund Account as defined in and established pursuant to the Amended and Restated Reimbursement Loan and Security Agreement, dated as of March 25, 2005, by and between Greenpine Road LLC and Wachovia Bank, National Association (the “Greenpine Loan”), which Cash and Cash Equivalents described in clauses (i) and (ii) shall be retained in such accounts as of the Measurement Time and the Closing Date.
2. Schedule D attached hereto is hereby added as a new Schedule D to the Agreement. Schedule E attached hereto is the Supplement to the Company Disclosure Schedules delivered to date by the Company to the Buyer as contemplated by Section 5.20 of the Agreement.
3. The following clause (f) shall be added to Section 1.7 of the Original Merger Agreement:
     (f) The Company will hold the Transaction Advance paid by Buyer in Cash and Cash Equivalents in the Company’s operating bank accounts on the Measurement Date and until the Closing Date (the “Transaction Advance Cash”). On the Closing Date, the Company will pay to the CSE Holders their Proportionate Interest in the Transaction Advance pursuant to wire instructions provided by the Stockholders’ Representative.

4. The following shall be added as the last sentence of clause (c) of Section 1.18 of the Original Merger Agreement:
To the extent that the amount of Restricted Cash held by SPLLC in its operating bank account(s) as of the Measurement Time is less than $33.6 million, the Target Working Capital shall be increased by the amount of such shortfall (i.e., the difference between $33.6 million and the amount of Restricted Cash actually held by SPLLC in its operating bank account(s) as of the Measurement Time). To the extent that any amounts are due and payable by the Company or the CSE Holders to the other pursuant to Section 1.10 following the Closing, the Parties agree that such payments may be made together with (and if applicable, netted against) any payments made pursuant to this Section 1.18 (including, in the case of an amount due the Company by the CSE Holders, by funding such amount out of available funds in the Working Capital Escrow Account).
5. Section 5.7(b) of the Original Merger Agreement is hereby amended by deleting the references to “$78,942,000” and “$315,768” set forth therein and replacing them with “$79,342,000” and “$317,368”, respectively.
6. Clause (i) of Section 5.16(a) of the Original Merger Agreement is hereby deleted and replaced with the following:
          (i) Prior to or after the Closing, with respect to the New Jersey Property, the Company or the CSE Holders shall, at the sole cost and expense of the Company, if prior to the Measurement Time, or at the sole cost and expense of the CSE Holders, if after the Measurement Time, achieve Compliance with ISRA consistent with the terms of this Agreement, including giving the appropriate notice of this transaction as and when required to NJDEP, paying applicable fees and oversight costs to NJDEP, and, if required by NJDEP, posting of financial assurance or a remediation funding source. If the Company deposits funds into a remediation funding source prior to the Measurement Time or accrues a current liability as of the Measurement Time with respect to a deposit to be made into a remediation funding source prior to or after the Closing (in either case, provided that such deposit is not reflected as a current asset in the calculation of Net Working Capital) or the CSE Holders (prior to or after the Measurement Time) deposit funds into a remediation funding source, any such funds not used for remediation and available for distribution from the remediation fund shall be distributed when and as available (x) to the CSE Holders in accordance with their respective Proportionate Interests if the deposit into the remediation fund is made by the Company (prior to the Measurement Time) or by the CSE Holders (prior to or after the Measurement Time) in accordance with their respective Proportionate Interests and (y) to those CSE Holders contributing funds for deposit into the remediation fund in proportion to the amounts contributed by the them if such deposit is made by the CSE

Holders other than in accordance with their respective Proportionate Interests.
7. With respect to Schedule 1.18 to the Original Merger Agreement and the calculation of Net Working Capital, the Parties agree as follows:
a.	The amount of the Transaction Advance will be excluded from Cash and Cash Equivalents for purposes of calculating Net Working Capital and, as a result, the calculation of the Actual Net Working Capital pursuant to Section 1.18 shall not include the $10,000,000 of Cash and Cash Equivalents constituting the Transaction Advance that is to be held by the Company at the Measurement Time and the Closing Date pursuant to Section 1.7(f).

b.	SCC will accrue an accrued expense as a current liability, as of the Measurement Date, of $254,687, representing the cost of the premium for the 5-year environmental insurance policy including a 3% charge for terrorism coverage.

c.	The proceeds received by the Company pursuant to the sale of the Porter Loan Agreement, as contemplated by Item 7 of Schedule 4.1(a), will be held by the Company in Cash or Cash Equivalents through the Measurement Time, but shall be excluded from the current assets for purposes of calculating Net Working Capital.

d.	The Parties acknowledge and agree that, in calculating the Actual Working Capital, the measurement time or “cut-off” time with respect to conducting the Inventory of SPLLC and determining and valuing the current assets and current liabilities of SPLLC shall be as of 6:00 a.m. Eastern Time on the Monday immediately following the Measurement Time (and not as of the Measurement Time).

e.	The Parties agree that the reimbursement of the CSE Holders by the Buyer as contemplated by the last sentence of Section 5.8(a) shall be effected as a part of the working capital adjustment pursuant to Section 1.18. Specifically, in calculating the Actual Net Working Capital: (i) the CSE Holders shall be entitled to a credit for any amount to be reimbursed pursuant to the last sentence of Section 5.8(a) if such out-of-pocket cost was incurred and paid by the Company prior to the Measurement Time and (ii) the current liabilities of the Company included in the calculation of Actual Net Working Capital shall exclude any current liability that is incurred but not paid by the Company as of the Measurement Time if such current liability is an out-of-pocket cost for which the CSE Holders are entitled to be reimbursed pursuant to the last sentence of Section 5.8(a).
8. The following shall be added as a new Items 7 and 8 to Schedule 4.1(a) to the Original Merger Agreement:
     7. Prior to the Closing Date, the Company shall sell to Steven Grossman, Robert Grossman and Steven Hill, and Steven Grossman, Robert Grossman and Steven Hill shall purchase, the notes issued to the Company under that certain Amended and Restated Loan Agreement dated as of December 16, 2002 between Southern Container Corp. and James B. Porter III and Pamela S. Porter (the “Porter Loan Agreement”), and the Company shall assign to Steven Grossman, Robert Grossman and Steven Hill all of the Company’s rights under the Porter Loan Agreement, in exchange for a cash payment on the date of such sale and assignment by Steven Grossman, Robert Grossman and Steven Hill to the Company equal to the outstanding principal amounts of such notes, together with accrued and unpaid interest thereon.
     8. The Company shall be entitled to award additional bonuses to its employees and directors in the aggregate amount of up to $700,000 provided that (i) such bonuses are awarded prior to the Measurement Time and the Company provides a list of such bonus awards to the Buyer at or prior to the Closing; (ii) the Company shall accrue a current liability as of the Measurement Time for all amounts due and payable with respect to such bonuses and any other cost payable in connection therewith (the “Bonus Accrual Amount”), including the employer portion of any payroll taxes related thereto, and such current liability shall be taken into effect in calculating the Actual Net Working Capital pursuant to Section 1.18 of the Agreement; and (iii) the Company shall hold the Bonus Accrual Amount in Cash and Cash Equivalents in the Company’s operating bank accounts on the Measurement Time and until the Closing Date (which shall be in addition to the Transaction Advance Cash). The Company shall pay such bonuses at such time as the Stockholders’ Representative shall designate, but in any event within 75 days following the Closing Date.
9. Schedule 2.5B to the Original Merger Agreement is hereby amended to reflect that the Equipment Loan Payable by Preflex LLC to People’s Capital and Leasing Corp. will be repaid in full by the Company at or prior to Closing, and if repaid at Closing, all amounts due and payable to the lender to effect the payoff of the loan and the release of the applicable collateral (including all prepayment penalties and fees) will be included in the Company Net Debt.
10. Clause (a) of Section 1.10 of the Original Merger Agreement is hereby deleted and replaced with the following:
     (a) The Company shall or shall cause the applicable ESU Escrow Agent to pay all amounts that shall become due and payable under those certain

Earnings Share Units Agreements set forth on Schedule 1.10 (such agreements, as amended and modified through the date of this Agreement, the “Earnings Share Units Agreements”) at such times and pursuant to such terms as set forth therein. On the Closing Date or as soon as reasonably practicable thereafter (but in any event on or prior to the thirtieth (30th) day following the Closing Date), the Company shall deposit with the applicable ESU Escrow Agents any and all amounts required pursuant to the Earnings Share Units Agreements and the ESU Escrow Agreements. For the avoidance of doubt, the parties acknowledge and agree that on the Closing Date, or as soon as reasonably practicable thereafter (but in any event on or prior to the thirtieth (30th) day following the Closing Date), in addition to any other amounts required to be deposited with the applicable ESU Escrow Agents pursuant to this Section 1.10(a), the Company shall deposit with the applicable ESU Escrow Agents (without duplication for any amounts deposited with respect to an individual pursuant to the first sentence of this Section 1.10(a)) all payments due pursuant to the Earnings Share Units Agreements with respect to the Company’s 2007 fiscal year and the Management 2008 ESU Amounts. To the extent that such amounts paid pursuant to this Section 1.10(a) are required to be repaid or reimbursed to the Surviving Corporation following the Effective Time pursuant to any Earnings Share Units Agreement (or ESU Escrow Agreement or any other agreement or arrangement described therein), Buyer shall cause the Surviving Corporation to promptly pay the applicable Proportionate Interest of such refunded or reimbursed amounts to each CSE Holder entitled to receive the Merger Consideration hereunder (unless such amounts were not reflected as a reduction in the determination of the Merger Consideration pursuant to Section 1.7(a) hereof). Following the Closing, the Surviving Corporation shall pay all payments, as they become due and earned, with respect to the Management Retention Bonus Amounts. To the extent that any Management Retention Bonus Amounts are not required to be paid by the Company following the Effective Time pursuant to the terms of the governing letter agreements, Buyer shall cause the Surviving Corporation to promptly pay the applicable Proportionate Interest of such unearned and unpaid Management Retention Bonus Amounts to each CSE Holder entitled to receive the Merger Consideration hereunder. In the event that any additional amounts are required to be paid by the Company pursuant to any Earnings Share Units Agreement (or the ESU Escrow Agreement or any other agreement or arrangement described therein) or the Management Retention Bonus Amounts payable by the Company exceed the amount reflected as a reduction in determining the Merger Consideration pursuant to Section 1.7(a) hereof, the CSE Holders shall be obligated to promptly upon demand reimburse the Company their Proportionate Interest of such additional amounts (including any payroll or employment Taxes required to be paid in connection therewith). For the avoidance of doubt, the parties acknowledge and agree that any amount payable to Rich DeSantis pursuant to that certain letter agreement by and between Rich DeSantis and Buyer dated December 12, 2007 in lieu of any of any credit with respect to the Company’s 2008 fiscal year (the “DeSantis Amount”) shall not be deposited with any ESU Escrow Agent pursuant to this Section 1.10(a) and Buyer shall have the sole obligation to pay such amount.
11. Clause (a) of Section 6.2 of the Original Merger Agreement is hereby amended to delete the phrase “with the same force and effect as if made as of the Closing” in each of the two instances in which that phrase is used in Section 6.2(a).
12. Clause (a) of Section 6.3 of the Original Merger Agreement is hereby amended to delete the phrase “with the same force and effect as if made as of the Closing” in each of the two instances in which that phrase is used in Section 6.3(a).
13. Schedule C to the Agreement is hereby amended to include a Management Retention Bonus Amount for Jay Tolland in the amount of $50,000.
14. With respect to the Buyer’s obligation to reimburse the CSE Holders pursuant to the last sentence of Section 5.8(a) and the out-of-pocket cost incurred by the Company and the Company Subsidiaries related to the preparation of the Company’s audited financial statements for the fiscal year ended December 29, 2007, the Parties acknowledge that the amount to be reimbursed to the CSE Holders with respect to the fees and expenses of the Company’s independent public accounting firm with respect thereto (which will be reimbursed in the manner described in Section 7(e) of this Amendment) will be the amount by which the out-of-pocket costs associated therewith exceed the estimate for such 2007 audit originally provided to the Company by its independent public accounting firm.
15. The second sentence of Section 1.10(b) of the Original Merger Agreement is hereby deleted and replaced with the following:
On the Closing Date or as soon as reasonably practicable thereafter (but in any event on or prior to the thirtieth (30th) day following the Closing Date), the Company shall deposit with the Porter Escrow Agent the Porter Make-Whole Payment.
16. The first sentence of Section 1.18(a) of the Original Merger Agreement is hereby deleted and replaced with the following:
The Company will deliver to Buyer on the last Business Day prior to the anticipated Measurement Time a statement (the “Preliminary Statement”) setting forth the Company’s good faith estimate of the Company Net Debt as of the close of business on the Sunday last preceding the anticipated Closing Date (“Estimated Company Net Debt”).
17. Clause (iii) of Section 4.1(e) of the Original Merger Agreement is hereby amended by the addition of the phrase “or the terms of the Greenpine Loan, as applicable” at the end of such clause.

18. Except as modified hereby, all of the terms and conditions of the Original Merger Agreement remain in full force and effect and are hereby reaffirmed, ratified and approved. This Amendment, together with the Original Merger Agreement, embodies the entire agreement and understanding between the parties hereto with respect to the subject matter hereof. No statement, representation, warranty, covenant or agreement of any kind not expressly set forth in this Amendment shall affect, or be used to interpret, change or restrict, the express terms and conditions of this Amendment. Hereafter references to the Merger Agreement in any document or other agreement shall be deemed to constitute references to the Original Merger Agreement as amended by this Amendment. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Execution and delivery of this Amendment may be made and evidenced by facsimile transmission.

     IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

Buyer:

ROCK-TENN COMPANY

By:	/s/ Steven C. Voorhees

Name:	Steven C. Voorhees
Title:	Executive Vice President and Chief
Financial Officer

Merger Sub:

CARRIER MERGER SUB, INC.

By:	/s/ Steven C. Voorhees

Name:	Steven C. Voorhees
Title:

Company:

SOUTHERN CONTAINER CORP.

By:	/s/ Steven Grossman

Name:	Steven Grossman
Title:

Stockholders:

/s/ Steven Grossman

Steven Grossman

/s/ Robert Grossman

Robert Grossman

ROBERT GROSSMAN 2007 GRAT

By:	/s/ Robert Grossman Robert Grossman, Trustee

By:	U.S. Trust Company of Delaware, Trustee

By:	/s/ Patricia G. Kelly

Name:	Patricia G. Kelly

Title:	Vice President

STEVEN GROSSMAN GRAT I

By:	/s/ Steven Grossman
Steven Grossman, Trustee

ROBERT GROSSMAN 1998 GRAT

By:	/s/ Robert Grossman
Barbara Gershenwald, Trustee

ROBERT GROSSMAN 2002 GRAT

By:	/s/ Robert Grossman
Robert Grossman, Trustee

By:	/s/ Lynne Grossman
Lynne Grossman, Trustee

By:	/s/ Barbara Gershenwald
Barbara Gershenwald, Trustee

LYNNE GROSSMAN FAMILY 2007 GST

By:	/s/ Alison Herman Alison Herman, Trustee

By:	U.S. Trust Company of Delaware, Trustee

By:	/s/ Patricia G. Kelly

Name:	Patricia G. Kelly

Title:	Vice President

STEVEN HILL IRREVOCABLE GRAT

By:	/s/ Linda Hill
Linda Hill, Trustee

STEVEN GROSSMAN GRAT II

By:	/s/ Steven Grossman
Steven Grossman, Trustee

Hill:

/s/ Steven Hill

Steven Hill

Stockholders’ Representative:

/s/ Steven Grossman

Steven Grossman

Schedule D
Proportionate Interest

CSE Holder	Proportionate Interest
Steven Grossman	62.74%
Steven Grossman GRAT I	6.64%
Steven Grossman GRAT II	0.63%
Steven Hill	4.00%
Steven Hill Irrevocable GRAT	1.00%
Robert Grossman	12.50%
Robert Grossman 2007 GRAT	6.78%
Robert Grossman 2002 GRAT	2.00%
Robert Grossman 1998 GRAT	2.00%
Lynne Grossman Family 2007 GST	1.72%

100.00%

Schedule E
Supplement to Company Disclosure Schedule
Pursuant to Section 5.20